September 18, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara	C. Jacobs

Re:	Riverbed Technology, Inc.
Registration Statement on Form S-1 File No. 333-133437
Acceleration Request

Ms. Jacobs:

Riverbed Technology, Inc. (“Riverbed”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned Registration Statement on Form S-1 effective at 4:00 p.m., Eastern Time, on September 20, 2006 or as soon as possible thereafter.

Riverbed also asks that its filing on Form 8-A be accelerated so that the Form 8-A becomes effective concurrently with the Registration Statement on Form S-1.

Riverbed hereby authorizes Craig Schmitz or David Van Horne, both of whom are associated with Gunderson Dettmer, to orally modify or withdraw this request for acceleration.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Craig Schmitz at Gunderson Dettmer, 120 Constitution Drive, Menlo Park, California, 94025. If possible, please also send such order by facsimile to the attention of Craig Schmitz at (650) 321-2800.

Sincerely,

RIVERBED TECHNOLOGY, INC.

/s/ Randy S. Gottfried
Randy S. Gottfried
Chief Financial Officer